Exhibit 21.1
SUBSIDIARIES OF OPLINK COMMUNICATIONS, INC.

Name of Entity	Jurisdiction of Formation

Accumux Technologies, Inc.	California

Cayman Oplink Communications, Inc.	Cayman Islands

F3 Inc.	Taiwan

King Galaxy International Limited	British Virgin Islands

OCP Asia, Inc.	Taiwan

OCP Asia Investment, Inc.	Taiwan

Oplink Communications (HK) Limited	Hong Kong

Oplink Macau Commercial Services Company Limited	Macau, China

Optical Communication Products (Europe) Ltd	United Kingdom

Optical Communication Products, Inc.	Delaware

Shanghai Oplink Communications, Inc.	Shanghai, China

Taiwan Oplink Communications, Inc.	Taiwan

Zhuhai FTZ Oplink Communications, Inc.	Zhuhai, China

Zhuhai FTZ Oplink Optical Communications, Inc. (formerly Zhuhai Oplink Communications, Inc.)	Zhuhai, China